CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: 852-2318 1818 傳真: 852-2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1818 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L171-03
Exemption No. #82-4203

[redacted]

03032321

September 17, 2003

03 SEP 23 AM 7:21

SUPPL

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement regarding the retirement of an Independent Non-Executive Director and Circular dated 16th September, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

9/29

Acknowledge Receipt :

X pls sign

Date ____________

NK/AM/nc

CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: 852-2318 1818 傳真: 852-2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1818 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L171-03
Exemption No. #82-4203

September 17, 2003

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement regarding the retirement of an Independent Non-Executive Director and Circular dated 16th September, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/tc

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Announcement

The Board of Directors (the "Board") of Chevalier International Holdings Limited ("the Company") announces that Mr. CHENG Ming Fun, Paul retired as an Independent Non-Executive Director of the Company at the Annual General Meeting held on 3rd September, 2003. The Board would like to express its appreciation to Mr. Cheng for his invaluable contribution to the Company over the past years.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 3rd September, 2003

The Standard **Thursday, September 4, 2003**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed form of election to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered Office
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

16th September, 2003

To the Shareholders

Dear Sir/ Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2003

PARTICULARS OF SCRIP DIVIDEND SCHEME

It was approved by shareholders at the Annual General Meeting of the Company held on Wednesday, 3rd September, 2003 that a final dividend of HK$0.1 per ordinary share of the Company ("Share") for the year ended 31st March, 2003 will be paid to shareholders whose names appear in the Register of Members of the Company on Friday, 29th August, 2003 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$1.25 each ("New Shares") credited as fully paid in lieu of part of or the whole cash dividend ("the Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 25th August, 2003 to Friday, 29th August, 2003, both days inclusive, during which period no transfer of shares has been effected.

Accordingly, shareholders have the following choices to receive the final dividend:

(a) a cash dividend of HK$0.1 per Share; or

(b) an allotment of New Shares having an aggregate market value (as defined below), save for the adjustment for fractions, equal to the amount of the final dividend which shareholders would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value per New Share based on the average closing price of HK$3.41 per Share for the five consecutive trading days from Monday, 25th August, 2003 to Friday, 29th August, 2003 less a discount of 5% which was fixed at HK$3.2395 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings on Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of existing Shares held on Friday, 29th August, 2003 for which share election is made} \times \frac{\text{HK\$0.1}}{\text{HK\$3.2395}}$$

The New Shares to be issued will rank pari passu in all respects with existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 2003. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders an opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in lieu of part of or the whole cash dividend, such cash which would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed in this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive new shares of the Company in lieu of all future cash dividend.

Shareholders who wish to receive New Shares in lieu of final cash dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong before 4:00 p.m. on Friday, 3rd October, 2003. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to receive the Form of Election in respect of all future cash dividend of the Company with an option to receive new shares, should complete the Notice on the reverse of the Form of Election and return it to the Branch Share Registrars of the Company in Hong Kong.

If shareholders do not specify the number of Shares in respect of which they elect to receive New Shares, or if they elect to receive New Share in respect of a greater number of Shares than their registered holding on Record Date, they will be deemed to have chosen to receive New Shares in respect of all Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future cash dividend with an option to receive new shares, wholly in the form of new shares of the Company by completing Box D on the Form of Election. Shareholders who have previously made a permanent election for new shares in respect of all future dividend of the Company need not return the Form of Election. The above election or Notice may be revoked at any time by giving seven-day notice in writing to the Branch Share Registrars of the Company in Hong Kong. The Form of Election will not be sent to shareholders who have made the above election or given the above Notice in future unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their above election or Notice.

Shareholders should note that the allotment of New Shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who have notifiable interests (under the Ordinance, 5% or more interest in the issue share capital of the Company) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$26,867,637.3. The Company, being an exempted company incorporated in Bermuda, is designated as non-resident for Bermuda exchange control purposed and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to Shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses are outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for New Shares and/or the dividend cheques will be posted to respective shareholders at their own risk on or about Friday, 10th October, 2003.

Dealings in New Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

RECOMMENDATION AND ADVICE

Whether or not it is your advantage to elect to receive your final dividend in New Share or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional adviser as to whether or not you are permitted to receive the final dividend in scrip form or if consent from any government or others is required. Shareholders who are trustees are recommended to seek professional advice as to whether the choice of final dividend is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
By Order of the Board
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之其士國際集團有限公司股份，應立即將本通函及隨附選擇表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
黃宏發 O.B.E.(Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零三年三月三十一日止年度之
末期股息以股代息計劃

以股代息計劃之詳情

本公司股東於二零零三年九月三日星期三舉行之股東週年大會，通過派發本公司截至二零零三年三月三十一日止年度之末期股息每股普通股股份（「股份」）港幣0.1元予於二零零三年八月二十九日星期五（「記錄日期」）名列本公司股東名冊上之股東。股東有權選擇收取配發每股面值港幣1.25元之已入賬繳足股款之新股份（「新股份」），以代替部份或全部現金股息（「以股代息計劃」）。本公司已於二零零三年八月二十五日星期一至二零零三年八月二十九日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。

因此，各股東可以下列方式選擇收取末期股息：

（甲）現金股息每股股份港幣0.1元；或

（乙）獲配發新股份，其市值總額（定義見下文）（就零碎股份而作出之調整除外）相等於該股東原應以現金收取之末期股息總額；或

（丙）部份現金及部份新股份。

為計算依據以股代息計劃將配發予股東之新股份數目，新股份之每股市值港幣3.2395元乃參照由二零零三年八月二十五日星期一至二零零三年八月二十九日星期五止連續五個交易日之每股股份平均收市價港幣3.41元，經百分之五折讓後計算出來。因此，股東按以股代息計劃而就其於記錄日期之登記持股量可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零三年八月二十九日星期五持有可選擇收取股份之現有股份數目} \times \frac{\text{港幣0.1元}}{\text{港幣3.2395元}}$$

即將發行之新股份在各方面將與現有股份享有同等權益，惟不得享有截至二零零三年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發行予股東，有關利益將撥歸本公司所有。

股東可藉以股代息計劃以低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，因倘股東選擇收取新股份以代替全部或部份現金股息，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本通函附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或長期性選擇收取本公司新股份代替所有將來現金股息。

有意以新股份替代全部或部份現金收取末期股息之股東，應依照選擇表格上印備之指示填寫及簽署，並於二零零三年十月三日星期五下午四時前將填妥之選擇表格送抵本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。本公司將不會就收到之選擇表格發出收據。

欲全部以現金收取末期股息之股東則毋須填寫選擇表格。

有意通知本公司今後不欲收取就將來所有現金股息可選擇收取新股之選擇表格之股東，則應填妥選擇表格背面之通告，並交回本公司之香港股份過戶登記分處。

若股東無指明選擇新股份之股份數目，又或選擇新股份數目較於記錄日期之登記持股量為多，則將視作彼等已就所持有之所有股份選擇以新股份代息。

選擇以全部新股份收取末期股息之股東亦可選擇就所有將來可選擇新股份的現金股息收取本公司全部之新股，請填寫選擇表格內之丁欄。若股東在先前經已選擇長期性收取新股份以代替本公司將來全部現金股息，則毋須交回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將上述選擇或通告撤銷。凡已作出上述選擇或已發出上述通告之股東，本公司今後將不再向該等股東寄發選擇表格，除非該等股東知會本公司之香港股份過戶登記分處將上述選擇或通告撤銷。

股東務請留意，於以股代息計劃配發之新股份可能引致有關股東須根據證券及期貨條例(指根據該條例擁有本公司已發行股本百分之五或以上權益者)之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣26,867,637.3元。作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得稅，亦不會按照其溢利或收入或任何資本資產、收益或增值計徵任何百慕達稅項，而非百慕達居民所持有本公司之股份、債券或其他債務亦毋須計徵遺產稅或繼承稅項性質之百慕達稅項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全部以現金收取本年度之末期股息，故選擇表格不會寄予該等股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股份或債務證券現時並無在其他證券交易所上市買賣，亦無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票大概將於二零零三年十月十日星期五寄予有關股東，一切郵誤概由收件人承擔風險。

新股份之買賣可透過中央結算系統結算， 閣下應就結算安排之詳情及該等安排對 閣下權利及利益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

推薦及意見

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎 閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關末期股息之選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東 台照

承董事會命
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零三年九月十六日